UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

Av. Chedid Jafet, 75, Torre Sul, 30th floor,

Vila Olímpia – São Paulo

Brazil 04551-065

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

EXHIBIT

99.1	Press release dated December 13, 2019 – XP Inc. Announces Closing of Initial Public Offering and Full Exercise of the Underwriters’ Option to Purchase Additional Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Date: December 13, 2019